UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

RCM Technologies, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

749360400

(CUSIP Number)

Bradley Vizi 515 S. Figueroa Street, Suite 1100 Los Angeles, California 90071 (213) 225-5303

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS IRS Partnership No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 537,367 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 537,367 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,367 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof. The percentages of ownership figures set forth above and herein assumes that 12,753,704 shares of common stock, par value $0.05, of RCM Technologies, Inc. (the “Company”) were outstanding as of November 7, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 271,374 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 271,374 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,374 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 537,367 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 537,367 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,367 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 537,367 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 537,367 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,367 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 808,741 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 808,741 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,741 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Stonnington Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 808,741 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,741 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Bradley Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 1,000 Common Shares*
	10	SHARED DISPOSITIVE POWER 808,741 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 809,741 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Christopher Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 22,000 Common Shares*
	10	SHARED DISPOSITIVE POWER 808,741 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,741 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D dated January 19, 2012 (the “Original Schedule 13D”) filed by IRS Partnership No. 19, L.P., a Delaware limited partnership (“IRS 19”), The Leonetti/O’Connell Family Foundation, a Delaware non-profit corporation (the “Foundation”), M2O, Inc., a Delaware corporation, The Michael F. O’Connell and Margo L. O’Connell Revocable Trust (the “Trust”), Michael O’Connell, an individual (“Mr. O’Connell”, collectively with IRS 19, the Foundation, M2O and the Trust, the “O’Connell Entities”), Stonnington Group, LLC, a California limited liability company (“Stonnington”), Christopher Kiper, an individual (“Mr. Kiper”) and Bradley Vizi, an individual (“Mr. Vizi”, and together with the O’Connell Entities, Stonnington and Mr. Kiper, the “Reporting Persons”) with respect to shares of Common Stock, $0.05 par value per share (“Common Shares”), of RCM Technologies, Inc., a Nevada corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

ITEM 3.                 Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The total amount of funds used by IRS 19 to purchase the 178,360 Common Shares acquired since the filing date of the Original Schedule 13D was $975,303. All of such funds were derived from working capital of IRS 19.

The total amount of funds used by the Foundation to purchase the 2,179 Common Shares acquired since the filing date of the Original Schedule 13D was $11,809. All of such funds were derived from working capital of the Foundation.

ITEM 5.                Interests in Securities of the Issuer.

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(c)                          Since the filing date of the Original Schedule 13D, IRS 19 and the Foundation effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices as indicated on the Schedule of Transactions attached hereto as Exhibit 4 and incorporated herein by reference. All such transactions were effected in the open market.

ITEM 7.                 Material to be Filed as Exhibits.

Item 7(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

Document

Exhibit 4	—	Schedule of Transactions

Joint Filing Agreement, dated January 19, 2012, IRS Partnership No. 19, L.P., The Leonetti/
O’Connell Family Foundation, M2O, Inc., The Michael F. O’Connell and Margo L. O’Connell
Revocable Trust, Michael O’Connell, Stonnington Group, LLC, Christopher Kiper and Bradley
Vizi (incorporated herein by reference to Exhibit 3 to the Original Schedule 13D filed on
January 19, 2012 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2012

IRS PARTNERSHIP NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Secretary, Chief Financial Officer
and Director

M2O, INC.

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Trustee

/s/ Michael O’Connell
Name: Michael O’Connell

STONNINGTON GROUP, LLC

By:	/s/ Nicholas Stonnington
Name: Nicholas Stonnington
Title: Managing Member and Principal

/s/ Christopher Kiper
Name: Christopher Kiper

/s/ Bradley Vizi
Name: Bradley Vizi

Exhibit Index

Document

Exhibit 4	—	Schedule of Transactions

Joint Filing Agreement, dated January 19, 2012, IRS Partnership No. 19, L.P., The Leonetti/O’Connell Family Foundation, M2O, Inc., The Michael F. O’Connell and Margo L. O’Connell Revocable Trust, Michael O’Connell, Stonnington Group, LLC, Christopher Kiper and Bradley Vizi (incorporated herein by reference to Exhibit 3 to the Original Schedule 13D filed on January 19, 2012 with the Securities and Exchange Commission).